Exhibit 99.1

Enerplus to present at the FirstEnergy/Societe Generale East Coast Energy Conference

CALGARY, March 9 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Gordon J. Kerr, Chief Executive Officer, will provide an update on Enerplus' activities via a presentation at the FirstEnergy/Societe Generale East Coast Energy Conference in New York on Thursday, March 10, 2011 at 11:15 am ET (9:15 am MT). Investors are invited to listen to a live webcast of the presentation at:

http://jetslides.tv/lobby/381

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  A copy of the presentation will be made available prior to the event on our website at www.enerplus.com. A replay will be available until April 10, 2011.

Enerplus is a high-yielding North American energy producer with a diversified asset base of high-quality, low-decline oil and gas assets complemented by growth assets in resource plays with superior economics. We are focused on creating value for our investors through the successful development of our properties and the disciplined management of our balance sheet. Through our activities, we strive to provide investors with a competitive return comprised of both growth and income.

Enerplus shares trade on the Toronto and New York Stock Exchanges under the symbol "ERF". Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 18:45e 09-MAR-11